May 8, 2008

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

RE:	Nucor Corporation
File No. 1-4119
Form 10-K for the fiscal year ended December 31, 2007
Definitive Proxy Statement on Schedule 14A

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated April 21, 2008. The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis, page 22

1.
Please expand your discussion of net sales to explain the underlying reasons for the decrease in steel production in the steel mills segment in 2007. Although the decrease in 2007 was only 1%, steel shipments to outside customers increased significantly every year from 1998 to 2006. Describe any known trends or events that you expect to have a material impact on future operations.

We acknowledge the Staff's comment and, in future filings, we will enhance our disclosure. In the Form 10-Q for the first quarter of 2008, we included on page 17 the following disclosures about the increases in our net sales and changes in steel production and shipments to outside customers:

Net sales for the first quarter of 2008 increased 32% to a record $4.97 billion, compared with $3.77 billion in the first quarter of 2007. Approximately 20% of the increase in sales is due to the acquisition of DJJ on February 29, 2008. Other factors contributing to the increase in net sales include a 15% increase in average steel sales price per ton, an 11% increase in average steel products sales price per ton, and a 65% increase in steel products shipments primarily attributable to acquisitions made in 2007.

Mr. Terrence O’Brien
United States Securities and Exchange Commission

May 8, 2008

In the first quarter of 2008, steel production was 5,831,000 tons, compared with 5,585,000 tons produced in the first quarter of 2007, an increase of 4%. Total steel shipments increased 5% to 5,951,000 tons in the first quarter of 2008, compared with 5,660,000 tons in last year’s first quarter. Both steel production and total shipments increased primarily due to increased demand for sheet and plate products. Steel sales to outside customers remained flat at 5,203,000 tons, compared with 5,229,000 tons in last year’s first quarter. In March 2007 Nucor acquired a large customer, Harris Steel, causing a shift from outside sales tons to inside sales tons. If Nucor continues to acquire downstream businesses, the percentage of our steel production sold to inside customers may continue to increase.

2.
In your discussion of cost of products sold, you mention the 13% increase in the average cost of scrap and scrap substitutes used in 2007 and you disclose a raw material surcharge implemented in 2004 has allowed you to maintain operating margins and meet your commitments to customers in spite of highly volatile scrap and scrap substitute costs. Since scrap is your largest single cost, please discuss the underlying factors driving the cost of scrap, including both global economic factors and factors specific to your supply chain. Explain how the 2004 raw material surcharge works and describe the factors affecting your ability to increase prices to compensate for increased scrap costs. Describe any significant limitations on your ability to increase prices, including the timing of price increases, and the impact it may have on your operations. Describe any known trends or events that you expect to have a material impact on the relationship of scrap costs to revenues.

In future filings, we will enhance our disclosure regarding how the raw materials surcharge works. In the Form 10-Q for the first quarter of 2008 on page 17, we included the following disclosures relevant to this comment:

Changes in scrap prices are based on changes in the global supply and demand for scrap, which is tied to the global supply and demand for steel products. Demand for scrap and other raw materials has risen sharply in recent years in response to increased demand, both domestically and internationally, for a wide range of products made from steel without a corresponding increase in the global supply of those raw materials. Our surcharges are based upon changes in widely-available market indices for prices of scrap and other raw materials. We monitor those changes closely and make adjustments as needed, but generally on a monthly basis, to the surcharges and sometimes directly to the selling prices, for our products. Although there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make, we believe that the surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials, continues to be an effective means of maintaining our margins.

Mr. Terrence O’Brien
United States Securities and Exchange Commission

May 8, 2008

3.
Your discussion of gross margin on page 24 currently focuses on pre-operating and start-up costs. While this disclosure regarding the effect of certain facilities and major projects is useful, the costs represent 2% of both your gross margin and the change in gross margin from the prior year. Please consider revising this section to focus on the key factors affecting gross margin. While the underlying factors may have been addressed in your discussion of changes in net sales and cost of products sold, a discussion summarizing how these factors affected the relationship of costs to revenues would be useful to investors.

In future filings, we will revise this section to focus on the key factors affecting gross margin. In the Form 10-Q for the first quarter of 2008 on page 18, we included the following disclosure relevant to this comment:

Gross margins were approximately 18% for the first quarter of 2008 compared with approximately 21% for the first quarter of 2007. The decrease in our gross margin percentage was primarily due to the escalating prices of raw materials, including scrap and energy, and the increased LIFO charge. In addition, DJJ’s business of collecting and processing ferrous and non-ferrous materials for resale typically operates at lower margins than Nucor has historically experienced as a manufacturer of steel and steel products.

Liquidity and Capital Resources, page 27

4.
We note that accounts receivable, net and inventories both increased at a faster rate than sales during 2007. In future filings, please explain in MD&A the reason(s) therefore. Also in future filings, please quantify the accounts receivable turnover and inventory turnover for the periods presented and explain material variances therein.

Mr. Terrence O’Brien
United States Securities and Exchange Commission

May 8, 2008

In future filings, we will continue to disclose material trends in accounts receivable, inventory and sales, and will disclose accounts receivable turnover and inventory turnover if we experience a significant deterioration. In the Form 10-Q for the first quarter of 2008 on page 19, we included the following disclosure relevant to this comment:

Accounts receivable and inventories increased 22% and 17%, respectively, since year-end, while net sales increased 13% over the fourth quarter of 2007. The increases in accounts receivable and inventories are due to higher sales prices and the rising cost of raw materials, as well as to the acquisition of DJJ in the last month of the quarter. These increases outpaced the increase in net sales because accounts receivable turn approximately monthly and inventories turn about every five to six weeks while sales prices and raw material costs continued to increase throughout the quarter. In addition, DJJ’s sales are included for only one month in the first quarter of 2008.

Note 2 - Summary of Significant Accounting Policies, page 43

5.
On page 31, you disclose LIFO is used to measure some inventories and FIFO is used for other inventories. In Note 6, you disclose 46% and 63% of total inventories as of December 31, 2007 and 2006, were valued using LIFO. Please, tell us specifically which items are measured using LIFO and FIFO. Please tell us why you have not disclosed this in the summary of significant accounting policies in your footnotes. Given the significance of raw materials prices to your business and the impact of your selected cost method on reported earnings, it appears to be useful information for investors. If not apparent, explain the reason for the decrease in LIFO inventory.

We determine which inventories are measured on LIFO and FIFO based on the legal entity by which the inventories are held. Most inventories held by the parent company, Nucor Corporation, and Nucor-Yamato Steel Company are valued using the LIFO method of accounting. These inventories principally include scrap, semi-finished steel, finished steel and steel products. Inventories held by other legal entities (primarily companies acquired by Nucor), are valued using the FIFO.

In future filings, we will expand our discussion of which inventories are carried at LIFO versus FIFO and explain the reason for the decrease in LIFO inventory. In the Form 10-Q for the first quarter of 2008 on page 7, we included the following disclosure:

Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 37% of total inventories as of March 29, 2008 (46% as of December 31, 2007). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $650.5 million higher at March 29, 2008 ($581.5 million higher at December 31, 2007). The percentage of inventories valued using the LIFO method of accounting has decreased since, in general, the cost of inventories carried by subsidiaries that Nucor has acquired is valued using the FIFO method of accounting.

Mr. Terrence O’Brien
United States Securities and Exchange Commission

May 8, 2008

Definitive Proxy Statement filed March 26, 2008

Election of Directors, page 4

6.
Describe briefly in future filings the business experience during the past five years of Mr. Harvey B. Gantt and Dr. James D. Hlavacek. Other than the year in which Mr. Gantt and Dr. Hlavacek became directors of Nucor, the disclosure does not indicate when their listed business experience began or ended. See Item 401(e)(1) of Regulation S-K.

In future filings, we will indicate that Mr. Harvey B. Gantt has been in his present position since 1971 and that Dr. James D. Hlavacek has been in his present position since 1978.

Executive Compensation, Components of Compensation, page 18

7.
Your disclosure indicates that you benchmark total compensation and base salary levels against industrial and material companies of a similar size, and that you use the Comparator Peer Groups to benchmark financial performance, but not compensation. Please clarify for us, with a view toward disclosure in future filings, whether the industrial and material companies are the same as the companies in the Comparator Peer Groups. If not, please discuss how these groups of companies are different, why you choose to use different groups of companies for purposes of reviewing total compensation and setting base compensation and setting financial performance targets. Also discuss how companies in each group are selected, including whether Pearl Meyer & Partners or other compensation consultants assist in selecting the industrial and material companies of similar size, and disclose the companies that you use as benchmarks for total compensation and base salary. Please provide us an example of clarifying language you would propose to include in your future filings.

•	Nucor uses compensation survey information from nationally recognized surveys only as a reference point, not to set compensation levels. The surveys used are selected by Pearl Meyer and Partners.

Mr. Terrence O’Brien
United States Securities and Exchange Commission

May 8, 2008

•
The Comparator Peer Group companies are unrelated to the companies that participate in compensation surveys used by Nucor. The Comparator Peer Group companies may participate in the nationally recognized surveys. However, the Committee does not try to compensate Nucor’s executives like the Comparator Peer Group companies and therefore whether or not these companies participate in the surveys is not material.

•	The companies included in the nationally recognized surveys of industrials and materials companies are not material to an understanding of Nucor’s compensation plans.
•
The selection criteria for the two Comparator Peer Groups are discussed on page 24 of the Proxy. Nucor maintains a list of all companies in the S&P 500 in the Industrials Global Industry Classification Sector (“GICS”) and the Materials GICS sector to consider as potential Comparator Peer Group companies. The Compensation Committee uses its judgment in selecting the Comparator Peer Group companies based on the criteria discussed on page 24.

•
Nucor has established compensation plans that support its performance oriented culture. While the Compensation Committee stays abreast of executive compensation trends, it does not attempt to match or follow what others are doing. The Compensation Committee reviews the company’s performance and the resulting incentive plan payouts to ensure they are reasonable.

•
In future filings, Nucor will clarify that the compensation data from nationally recognized surveys is used as a reference point, not to set compensation levels. On page 24 of the proxy we have clearly stated that the Comparator Peer Group companies are not used for purposes of benchmarking compensation. We do not believe any further discussion is necessary.

We hereby acknowledge the following:
•	Nucor is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes, if any, to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	Nucor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terrence O’Brien
United States Securities and Exchange Commission

May 8, 2008

Thank you for your attention to this matter. We hope that our responses address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ Terry S. Lisenby
Terry S. Lisenby
Chief Financial Officer, Treasurer
and Executive Vice President